SEC File Number:333-89208
 CUSIP Number: 90212C 10 8
FORM NT-10Q

U.S. SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

 NOTIFICATION OF LATE FILING
 (Check One)

 [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-
K
 [X] Form 10-QSB and Form 10-KSB  [ ] Form N-SAR
For Period Ended:  June 30, 2005

  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:  N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

Part I - Registrant Information

Full Name of Registrant:  2-Track Global, Inc.

Former name if applicable:  ECP Ventures, Inc.

Address of Principal
Executive Office(Street and Number):  35 Argo House,
Kilburn Park Rd.
London, UK NW6 5LF

Part II - Rules 12b-25(b) and (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the
following should be completed.  (Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in
Part III of this form
   could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on
      Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form
10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed period.

    The Company could not complete the Form 10-QSB within the prescribed time because of additional time required by the auditor to provide certain information to be included in the quarterly report.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Jae Hyun                         914         472-3163
(Name)                    (Area Code)  (Telephone Number)

(2)        Have all other periodic reports required under
section 13 or 15(d)
 of the Securities Exchange Act of 1934 or section 30 of
the
      Investment Company Act of 1940 during the preceding
12 months or
      for such shorter period that the registrant was
required to file
such report(s) been filed?  If the answer is no, identify
report(s).  [X]  Yes     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2-Track Global, Inc.
____________________________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  August 11, 2005  By:  /s/Jae Hyun, Director, for
             Mike Jung
          CEO/CFO